Exhibit 99.1

Golden Star Announces Appointment of Mining Contractor for Prestea Underground Gold Mine

TORONTO, Sept. 8, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has appointed Manroc Developments Inc. ("Manroc") as the underground mining contractor for its Prestea Underground Gold Mine in Ghana ("Prestea Underground").

Manroc was selected following a competitive bid process, involving a number of large mining contractors.  Manroc specializes in Alimak stoping, a mechanized shrinkage mining method, and has a reputation for safety and efficiency.  The contractor has worked on major projects on a variety of continents and its clients have included Barrick Gold Corporation, Goldcorp Inc. and Nyrstar.  Manroc has previously operated in Ghana and Tanzania.

Alimak stoping was selected as the mining method for Prestea Underground due to its safety and efficiency benefits over conventional shrinkage mining.

Prestea Underground is a narrow, high grade deposit, with Mineral Reserves of 1.0Mt at 14.02g/t for 469,000 ounces and substantial exploration upside potential.  Members of Golden Star's technical team at Prestea Underground have experience of using Alimak mining techniques at the Myra Falls mine in British Columbia, Canada and the Musselwhite mine in Ontario, Canada.

Golden Star is expected to commence development of the Prestea Underground ore body during Q4 2016 and Manroc is expected to mobilize its fleet to site during the same quarter.  The Company's development timeline for Prestea Underground remains intact and Golden Star expects to achieve commercial production at the mine in mid-2017, as planned.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"The development of Prestea Underground is progressing well and the appointment of a mining contractor is the next important step.  We remain on track to bring Prestea Underground into production in mid-2017, which will be a significant milestone for Golden Star as it is expected to increase our production rate and further reduce our cash operating costs.  The mine is one of the highest grade development projects in West Africa and it has a strong history, with approximately 9 million ounces of gold production during the past century. The work to upgrade Prestea's infrastructure is continuing well and we are excited about the potential upside of the deposit's Mineral Reserves.  I look forward to updating the market further on Prestea Underground's progress over the coming months as Golden Star continues on its path to become a high grade, low cost, non-refractory producer."

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: the timeline for bringing Prestea Underground into production; the timing for Manroc to mobilize its fleet to Prestea Underground; the expected cost and time savings incurred as a result of using raise mining; the potential upside of Mineral Reserves at Prestea Underground; the safety and efficiency of Alimak stoping; the impact of Prestea Underground mining on production and costs; and the Company's ability to transform, into a high grade, low cost producer. Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

Technical Information

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to National Instrument 43-101.  Dr. Raffield is Senior Vice President, Project Development and Technical Services for Golden Star.  Additional scientific and technical information relating to the Prestea Underground mine is contained in the current technical report, available at www.sedar.com, entitled "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 08-SEP-16